FILE #82-558

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

x Schedule A

x Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Pacific Stratus Ventures Ltd.		FOR QUARTER ENDED September 30, 2003		DATE OF REPORT YY/MM/DD 03/11/16
ISSUER'S ADDRESS 615 – 1030 West Georgia Street				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289		ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew	CONTACT'S POSITION Director			CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS pparagon@axion.net	WEB SITE ADDRESS N/A			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Harry Chew"	Harry Chew	03/11/16
"Sonny Chew"	Sonny Chew	03/11/16

(Electronic signatures should be entered in "quotations".)

dlw 12/1

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended September 30, 2003

Schedule "A"

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
September 30, 2003

		September 30, 2003 (unaudited)		December 31, 2002 (audited)
Assets				
Cash	$	616	$	-
Capital assets, net of accumulated depreciation of $8,753 (2002 - $7,860)		3,444		4,337
	$	4,060	$	4,337
Liabilities and Shareholders' Equity				
Current liabilities:				
Excess of cheques written over funds in deposit	$	-	$	3,131
Accounts payable and accrued liabilities		50,846		40,347
Due to companies under common control		132,542		58,702
Notes payable		17,390		17,390
Loans payable		25,650		17,560
		226,428		137,130
Shareholders' equity:				
Capital stock		5,784,609		5,784,609
Contributed surplus		942,331		942,331
Deficit		(6,949,308)		(6,859,733)
		(222,368)		(132,793)
	$	4,060	$	4,337

On behalf of the Board:

"Harry Chew" Director

"Sonny Chew" Director

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
Nine months ended September 30, 2003
(Unaudited – prepared by management)

	Three Months ended September 30, 2003	Three Months ended September 30, 2002	Nine Months ended September 30, 2003	Nine Months ended September 30, 2002
Expenses:				
Amortization	$ 275	$ 374	$ 893	$ 1,214
Consulting	-	3,900	-	12,400
Entertainment and promotion	-	1,036	-	5,488
Interest and financing charges	1	7	4	(20,535)
Management fees	8,025	8,025	24,075	24,075
Office and general	12,597	16,635	39,067	45,421
Professional fees	9,342	13,772	15,930	60,508
Regulatory fees, transfer agent and shareholder information	913	1,080	9,606	6,943
Travel and accommodation	-	855	-	2,107
	31,153	45,684	89,575	137,621
Net loss for the period	$ (31,153)	$ (45,684)	$ (89,575)	$(137,621)

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
September 30, 2003
(Unaudited – prepared by management)

	Nine months ended September 30, 2003	Year ended December 31, 2002
Deficit, beginning of period	$ 6,859,733	$ 6,691,169
Net Loss for the period	89,575	168,564
Deficit, end of period	$ 6,949,308	$ 6,859,733
Loss per share	$ 0.005	$ 0.01

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
Nine months ended September 30, 2003
(Unaudited – prepared by management)

	Three Months ended September 30, 2003	Three Months ended September 30, 2002	Nine Months ended September 30, 2003	Nine Months ended September 30, 2002
OPERATING ACTIVITIES				
Net loss for the period	$ (31,153)	$ (45,684)	$ (89,575)	$ (137,621)
Items not involving cash:				
Amortization	275	374	893	1,214
Cash provided (used) by net changes in non-cash working capital items:				
Accounts payable and accrued liabilities	6,841	12,475	10,499	(40,617)
	(24,037)	(32,835)	(78,183)	(177,024)
FINANCING ACTIVITIES				
Excess of cheques written over fund in deposit	-	(1,230)	-	4,551
Advances from companies under common control	24,000	23,575	73,840	(258,506)
Notes payable	-	-	-	(217,198)
Loan payable	610	10,490	8,090	(422,737)
Shares subscribed for cash	-	-	-	69,500
Share subscription receivable	-	-	-	56,000
Shares issued pursuant to debt settlements	-	-	-	937,000
	24,610	32,835	81,930	168,610
Increase (decrease) in cash	573	-	3,747	(8,414)
Cash, (indebtedness) beginning of period	43	-	(3,131)	8,414
Cash, end of period	$ 616	$ -	$ 616	$ -

See accompanying notes to financial statements

1. OPERATIONS:

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Capital Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(c) Earnings per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding.

3. DUE TO COMPANIES UNDER COMMON CONTROL:

These amounts due to companies under common control are non-interest bearing and unsecured, with no fixed terms of repayment.

4. RELATED PARTY TRANSACTIONS:

(a) During the nine months ended September 30, 2003, the Company accrued $24,075 for management fees to a company controlled by a director.

(b) During the nine months ended June 30, 2003, the Company accrued $33,705 for rent and administrative services to a company controlled by a director.

(c) During the nine months ended September 30, 2003, the Company accrued $2,140 for bookkeeping and accounting fees to a company controlled by a director.

5. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

6. SHARE CAPITAL:

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	4,778,109
Issued pursuant to shares for debt	9,370,000	937,000
Issued pursuant to exercise of warrants	695,000	69,500
Balance, September 30, 2003	17,693,428	$ 5,784,609

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
Nine months ended September 30, 2003
(Unaudited – prepared by management)

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) General and administrative expenses for the current fiscal year-to-date:

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2003	2002
Rent, office, accounting and administration expenses	$ 35,845	$ 41,195
Management services	24,075	24,075
	$ 59,920	$ 65,270

2.

(a) Securities issued during quarter ended September 30, 2003:

Date	Type	Number	Price	Amount	Consideration

Nil

(b) Options granted during quarter ended September 30, 2003:

Date	Optionee	Number	Exercise Price	Expiry Date

Nil

3.

(a) Authorized and issued share capital as at September 30, 2003:

100,000,000 common shares, no par value

A total of 17,693,428 common shares have been issued for a total of **$5,784,609.**

3.

(b) Options, warrants and convertible securities outstanding as at September 30, 2003:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date
305,000	$0.10	December 27, 2003

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date
Nil		

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date
Nil				

(c) Shares in escrow or subject to pooling as at September 30, 2003:

As at September 30, 2003 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at September 30, 2003:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Winnie Chew	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
Nine months ended September 30, 2003
(Unaudited – prepared by management)

Description of Business:

The trading of the Company's common shares on the TSX Venture Exchange is regulated by the policies of the exchange that include various numerical maintenance thresholds regarding assets, funds expended on operations, and minimum working capital. The Company has been designated as inactive by the TSX Venture Exchange and failed to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002. Accordingly, the Company's common shares were suspended from trading effective 10/3/2002 for the failure to maintain Tier Maintenance Requirements in accordance with Policy 2.5 and being designated an Inactive Issuer for a period greater than 18-months. The Company's shares were transferred to the NEX Exchange on August 18, 2003 and trade under the symbol "PVL.H". The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity.

Discussion of Operations and Financial Condition:

For the quarter ended September 30, 2003, the Company recorded a net loss of $89,575 compared with a net loss of $137,621 for the same period last year, a decrease of $48,046. The decrease in loss was primarily due to a reduction in almost every expense category from the same period in the previous year. The Company had a working capital deficiency of $225,812 for the nine months ended September 30, 2003 as compared with working capital deficiency of $137,130 for the year ended December 31, 2002.

During the quarter, the Company received notice from the TSX Venture Exchange that the Company's listing would be transferred to a new Inactive Board named NEX. Effective August 18, 2003 (the "Launch Date"), the Company's shares began trading on the NEX under the symbol "PVL.H".

Management of the Company is continuing its due diligence on various projects both in the resource and non-resources sectors. Shareholders will be kept abreast of any new developments in this area.